

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 18, 2015

Michael J. Wortley
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam St. Suite 1900
Houston, TX 77002

>   **Re: Cheniere Energy, Inc.**
>   **Cheniere Energy Partners LP Holdings, LLC**
>   **Cheniere Energy Partners, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 20, 2015**
>   **File Nos. 1-16383, 1-36234 and 1-33366**

Dear Mr. Wortley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products